UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 353.001.861-33

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

Publicly Held Company

MINUTES OF THE 302nd MEETING OF THE BOARD OF DIRECTORS

HELD ON SEPTEMBER 23, 2016

1.            Date, time and venue: At 8:00 a.m., on September 23, 2016, the meeting was held via conference call, pursuant to Paragraph 7, Article 17 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14o andar, conjunto 142, in the city and state of São Paulo.

2.            Call notice: The meeting was called pursuant to Paragraph 3, Article 17 of the Company’s Bylaws.

3.            Attendance: All the members of the Board of Directors (“Board”).

4.            Presiding board: Mr. Murilo Cesar L. S. Passos, Chairman, who invited me, Gisélia Silva, to be the Secretary.

5.            Agenda: To consider and vote on: (i) provision by the Company of personal guarantee in the form of suretyship, to guarantee the due, on-time and full compliance with all pecuniary obligations, both principal and ancillary, to be assumed by CPFL Geração de Energia S.A. ("Issuer"), pursuant to the indenture of the ninth issue of simple, unsecured, non-convertible debentures, in a single series, with additional personal guarantee, of the Issuer (“Debentures”, “Issue” and “Issue Indenture”, respectively), for public distribution with limited placement efforts, in accordance with Instruction 476 issued by the Securities and Exchange Commission of Brazil (“CVM”) on February 16, 2009, as amended (“Restricted Offer”) and “CVM Instruction 476”, respectively), expressly waiving any benefits of order, novation, rights and permissions of any nature provided for in Articles 333, sole paragraph, 364, 366, 821, 824, 827, 830, 834, 835, 836, 837, 838 and 839 of the Brazilian Civil Code, and articles 130 and 794 of Federal Law 13,105 of March 16, 2015, as amended (“Brazilian Civil Procedure Code”), undertaking as surety and principal payer, jointly and severely liable with the Issuer, to pay the full amount of the debt of the Issuer represented by the Debentures, plus the Remuneration (as defined herein) and applicable charges for late payment, as well as any other pecuniary obligations provided for in the Issue Indenture, including those due to the trustee of the Issue, such as any indemnifications, any and all costs or expenses – as duly evidenced – that may have been incurred by the trustee and/or the Debentureholders (as defined herein) as a result of the processes, procedures and/or other court or out-of-court measures required to ensure their rights arising from the Debentures; (ii) authorizing the Board of Executive Officers of the Company to carry out all acts necessary to formalize the above resolution, observing item (ii) of the resolutions herein, as well as to enter into any and all documents required to formalize and consummate the suretyship approved herein, including, but not limited to, the Issue Indenture and any amendments thereof; (iii) operation of swap of the debt represented by the Debentures for an equivalent percentage of Interbank Deposit Certificates (“CDI”); (iv) recommendation to the directors appointed by CPFL Energia in the Board of Directors of the Issuer to vote for approval of said Issue; and (v) ratification of all acts already carried out by the Board of Executive Officers of the Company related to the Restricted Offer and the suretyship approved herein.

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6.            Resolutions: The directors of the Company, pursuant to Item (s), Article 17 of the Company’s Bylaws, after examining and discussing the matters, unanimously and without reservations, approved:

(i)        the provision by the Company of personal guarantee in the form of suretyship, to guarantee the due, on-time and full compliance with all pecuniary obligations, both principal and ancillary, to be assumed by the Issuer, pursuant to the Issue Indenture, expressly waiving any benefits of order, novation, rights and permissions of any nature provided for in Articles 333, sole paragraph, 364, 366, 821, 824, 827, 830, 834, 835, 836, 837, 838 and 839 of the Brazilian Civil Code, and articles 130 and 794 of the Brazilian Civil Procedure Code, undertaking as surety and principal payer, jointly and severely liable with the Issuer, to pay the full amount of the debt of the Issuer represented by the Debentures, plus the Remuneration (as defined herein) and applicable charges for late payment, as well as any other pecuniary obligations provided for in the Issue Indenture, including those due to the trustee, such as any indemnifications, any and all cost or expense – duly evidenced – that may have been incurred by the trustee and/or the Debentureholders (as defined herein) as a result of the processes, procedures and/or other court or out-of-court measures required to ensure their rights arising from the Debentures. No objection or opposition brought by the Issuer will be admitted nor may be invoked by the Company with the objective of excusing itself from complying with its obligations owed to the debentureholders in connection with the Issue and the Restricted Offer, which shall have the following characteristics:

(a)   Ordinance of the Ministry of Mines and Energy: The Issue will be carried out pursuant to article 2 of Federal Law 12,431, of June 24, 2011, as amended (“Federal Law 12,431”) and Decree 7,603, of November 9, 2011. The Investment Project (as defined herein) was classified as a priority by the Ministry of Mines and Energy through Ordinance 485 of October 19, 2014, pursuant to Federal Law 12,431 and Ordinance of the Ministry of Mines and Energy no. 177, of May 27, 2013 ("Ordinance of the Ministry of Mines and Energy”);

(b)  Issue Date: For all legal purposes, the date of issue of the Debentures will be October 17, 2016 (“Issue Date”);

(c)   Total Issue Amount: The total issue amount will be fifty million reais (R$50,000,000.00) on the Issue Date (“Total Issue Amount”);

(d)  Amount: Fifty thousand (50,000) Debentures will be issued;

(e)  Nominal Unit Value: The nominal unit value of the Debentures on the Issue Date will be of one thousand reais (R$1,000.00) (“Nominal Unit Value”);

(f)   Series: The Debentures will be issued in a single series;

(g)  Type: The Debentures will of unsecured type, pursuant to article 58 of Brazilian Corporations Law, with additional personal guarantee;

(h)  Guarantees: The Debentures will have additional personal guarantee in the form of suretyship, to be provided by the Company;

(i)    Form, Convertibility and Proof of Ownership of the Debentures: The Debentures will be of registered and book-entry type, without the issue of certificates, and, for all purposes of law, the ownership of the Debentures will be proved through a statement of deposit issued by the Transfer Agent, and, in relation to Debentures held in electronic custody with CETIP S.A. – Mercados Organizados (“CETIP”) and/or BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”), as applicable, a statement on behalf of the holders of the Debentures of the Issue (“Debentureholders”) will be issued by such institutions, which will serve to evidence the ownership of the Debentures. The Debentures will be simple, non-convertible into shares of the Issuer, of registered and book-entry type;

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(j)   Subscription Price and Form of Payment: The Debentures will be subscribed and paid up, in the primary market, at their Nominal Unit Value, plus the Remuneration (as defined herein), calculated pro rata temporis from the date of the first payment of the Debentures (“Subscription Price”). The Debentures will be paid in cash, in local currency, upon subscription, at the Subscription Price, according to the settlement rules applicable to CETIP and/or BM&FBOVESPA, as applicable;

(k)  Distribution and Trading: The Debentures will be deposited for: (I) distribution in the primary market through: (i) the Asset Distribution Module (“MDA”), managed and operated by CETIP, with the financial settlement through CETIP; and /or (ii) the Asset Distribution System (“DDA”), managed and operated by BM&FBOVESPA, with the financial settlement through BM&FBOVESPA; (II) trading in the secondary market through: (i) CETIP21 – Securities (“CETIP21”), managed and operated by CETIP, with the financial settlement of any trading made through CETIP; and/or (ii) the PUMA Trading System BM&FBOVESPA, managed and operated by BM&FBOVESPA, with the financial settlement of any trading on the Debentures made through BM&FBOVESPA; and (III) electronic custody.

(l)   Use of Proceeds: The net proceeds obtained by the Issuer with the Issue of the Debentures will be used as follows: (a) implementation and development of the investment project called Morro Agudo Substation, located in the city of Morro Agudo, State of São Paulo (“Morro Agudo Substation” and “Investment Project”, respectively); (b) future payments of costs, expenses and/or debt to be incurred as of the settlement date of the Restricted Offer and related to the Investment Project, pursuant to Federal Law 12,431; and (c) payment and/or reimbursement of costs, expenses or debt entitled to reimbursement, related to the Investment Project, observing that such costs, expenses or debt entitled to reimbursement must have occurred within no more than twenty-four (24) months from the notice of closing of the Restricted Offer.

(m)  Duration and Maturity Date: For all legal purposes, the Debentures will mature in five (5) years as of the Issue Date (“Maturity Date”), therefore maturing on October 17, 2021, except in the events of full early redemption and early maturity of the Debentures.

(n)  Inflation Adjustment of the Nominal Unit Value: The Nominal Unit Value of the Debentures will be restated from the date of the first payment of the Debentures, at the variation of the Broad Consumer Price Index (IPCA), as calculated and published by the Brazilian Institute of Geography and Statistics (IBGE) (“IPCA” and “Inflation Adjustment”, respectively), calculated pro rata temporis by Business Days lapsed, with the automatic incorporation of the product of the Inflation Adjustment into the Nominal Unit Value (“Restated Nominal Unit Value”), according to the formula in the Issue Indenture;

(o)   Remuneration of the Debentures: The Debentures will be entitled, as of the first date of payment of the Debentures, to remuneratory interest corresponding to a certain percentage per year, based on two hundred and fifty-two (252) Business Days, to be defined in accordance with the Bookbuilding Procedure (as defined herein) and, in any case, limited to zero point three zero percent (0.30%) per year, based on two hundred and fifty-two (252) Business Days; increased exponentially at the internal rate of return of the Tesouro IPCA+2021 government bond, maturing in 2021, to be verified at the closing of the Business Day immediately prior to the date of the procedure to collect the investment intentions of potential investors in the Debentures (“Bookbuilding Procedure”) (excluding the date of the actual Bookbuilding Procedure from the calculation of the number of days), in accordance with the rates disclosed by the Brazilian Financial and Capital Markets Association (“ANBIMA”) on its website (http://www.anbima.com.br), expressed as a percentage per year, based on two hundred and fifty-two (252) Business Days, calculated exponentially and cumulatively, pro rata temporis by the number of Business Days lapsed, from the date of the first payment of the Debentures or the immediately prior Date of Payment of the Remuneration (as defined herein), as applicable (inclusive), through the date of the effective payment (inclusive), as defined in the formula set forth in the Issue Indenture (“Interest” and, jointly with the Inflation Adjustment, “Remuneration”). The percentage rate that will remunerate the Debentures, as defined above, will be ratified through an amendment to the Issue Indenture;

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(p)   Payment of the Remuneration: Remuneration will be paid on an annual basis, as of the Issue Date, with the first payment on October 17, 2017 and the final payment on the Maturity Date (or on the date of the early maturity of the Debentures) (“Date of Payment of the Remuneration”). All holders of Debentures on the last Business Day immediately prior to the respective payment date will be entitled to the Remuneration.

(q)  Amortization: The Nominal Unit Value of the Debentures will be amortized in a single installment, on the Maturity Date;

(r)   Optional Early Redemption: Except as provided in item (t) below, the Issuer may not, voluntarily, redeem any of the Debentures before maturity;

(s)  Mandatory Early Redemption: Mandatory early redemption does not apply. However, the Debentures may become object of early redemption or early amortization in case of unavailability of the IPCA inflation index, pursuant to the Issue Indenture, except as provided for in Federal Law 12,431;

(t)  Early Redemption Tender Offer: Once the period provided for in the applicable regulations has elapsed, in accordance with Federal Law 12,431, Executive Order 7,603 and Resolution 4,776 issued by the Brazilian Monetary Council (“CMN”) on April 11, 2016, or any other laws or rules that may replace and/or complement them, the Issuer may, at its exclusive discretion, conduct an early redemption tender offer for all Debentures, addressed to all Debentureholders, ensuring all Debentureholders, indistinctively, equal conditions to accept the early tender of their Debentures, pursuant to the Issue Indenture and other applicable laws, including, but not limited to, Brazilian Corporations Law and any rules issued or that may be issued by CMN (“Early Redemption Tender Offer”). The notice of the Early Redemption Tender Offer must contain, at least, the following information: (i) effective date for the redemption of the Debentures and payment to Debentureholders; (ii) amount of the premium due to the Debentureholders in light of the early redemption, if any; (iii) form and deadline for Debentureholders to accept the Early Redemption Tender Offer; and (iv) any other information required to consummate the early redemption and to enable Debentureholders to make their decision. Except as if the holders of all Debentures accept the offer, the Early Redemption Tender Offer will be canceled;

(u)   Optional Acquisition: After two (2) years from the Issue Date, observing the provisions in Federal Law 12,431, the Debentures may be acquired by the Issuer and/or by any of its parent companies, or direct or indirect subsidiaries, in the secondary market, at any time, subject to the respective Debentureholders accepting the offer and observing the provisions in Article 55, Paragraph 3, of Brazilian Corporations Law, for an amount equal to or lower than the Nominal Unit Value, which fact must be included in the management report and financial statements, or for an amount higher than the Nominal Unit Value, observing the rules issued by CVM. Any Debentures that come to be acquired pursuant to this item may: (i) be held in treasury by the Issuer; or (ii) be re-placed in the market, through trading on the secondary market. Any Debentures acquired by the Issuer and held in treasury pursuant to this item, if and when re-placed in the market, will be entitled to the same Remuneration applicable to the other Debentures. furthermore, after four (4) years and provided the optional acquisition is exercised in relation to all Debentures, the Debentures acquired by the issuer may be canceled, observing the provisions in Federal Law 12,431 and the rules issued by CMN and the applicable regulations;

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(v)   Early Maturity: Observing the provisions in the Issue Indenture, the Debentures and all obligations in the Issue Indenture will be deemed early matured, with the Nominal Unit Value, plus the Remuneration, calculated pro rata temporis from the date of the first payment of the Debentures or latest Date of Payment of the Remuneration, as applicable, through the effective date of payment of the Remuneration becoming immediately payable by the Issuer and/or the Company, as applicable, in case of occurrence of any of the events to be defined in the Issue Indenture;

(w)  Fine and Interest for Late Payment: Without prejudice to the Remuneration, in case the Issuer and/or the Company fail to make the on-time payment of any amount due to the Debentureholders, any amounts overdue and unpaid by the Issuer and/or the Company, including, but not limited to, the payment of the Remuneration due pursuant to the Issue Indenture, will be subject, regardless of prior notice, notification, or court or out-of-court notification: (i) to conventional, irreducible and non-compensatory fine of two percent (2%); and (ii) to interest for late payment at the rate of one percent (1%) per month, calculated pro rata temporis from the date of default through the date of the effective payment;

(x)   Placement and Distribution Procedure: The Debentures will be object of public distribution with limited placement efforts, under firm guarantee for all Debentures, without joint and several liability, with the intermediation of institutions comprising the securities distribution system;

(y)  Form and Place of Payment: Any payments to which the Debentures are entitled will be made by the Issuer using the procedures adopted by CETIP and/or by BM&FBOVESPA for the Debentures held in custody by CETIP and/or BM&FBOVESPA, as applicable. Any Debentures that are not held in custody with CETIP and/or BM&FBOVESPA will have their payments made by the transfer agent or at the headquarters of the Issuer, as applicable;

(z)  Renegotiation: Scheduled negotiation of the Debentures does not apply;

(aa)   Extension of Terms: The terms for payment of any obligation provided in and arising from the Issue Indenture will be considered extended if the maturity coincides with a day on which banks are closed in the City of São Paulo, State of São Paulo, a national holiday in Brazil, Saturdays or Sundays, without any increase to the amounts due, except in the cases where payments must be through CETIP and/or BM&FBOVESPA, in which case the term will only be extended when the date of payment is not a Business Day (as defined herein). For the purposes of the Issue Indenture, “Business Day” will be considered any weekday except Saturdays, Sundays and national holidays; and

(bb)  Other Characteristics: Any other characteristics of the Debentures, the Issue and the Restricted Offer are described in the Issue Indenture.

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(ii)       authorization for the Board of Executive Officers of the Company, and any of its legal representatives, to carry out all acts necessary to formalize and consummate the suretyship approved herein, as well as to enter into any and all documents that may be required, including, but not limited to, the Issue Indenture and any amendments thereof;

(iii)      the operation of swap of the debt represented by the Debentures for an equivalent percentage of CDI;

(iv)      the recommendation to the directors appointed by CPFL Energia in the Board of Directors of the Issuer to vote for approval of said Issue; and

(v)       the ratification of all acts already carried out by the Board of Executive Officers of the Company related to the Restricted Offer and the suretyship approved herein.

7.            Closure and Drawing up of the Minutes: There being no further business to discuss, the floor was offered to all those present and, as no one came forward, the meeting was adjourned for the time required to draw up these minutes, which was then read, approved and signed by all those present.

This is a true copy of the original minutes drawn up in the Book of Minutes of meetings of the Board of Directors no. 7, pages 39 to 44.

Gisélia Silva

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 27, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.